Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

CenterState Banks of Florida, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-62704, 333-62706 and 333-117591) on Form S-8 of CenterState Banks of Florida, Inc., of our reports dated March 10, 2005, with respect to the consolidated balance sheets of CenterState Banks of Florida, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows, for the three years ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K/A of CenterState Banks of Florida, Inc.

/s/ KPMG

Orlando, Florida

September 16, 2005